Board of Management

02 JUL 30 AM 9:41

Vedior NV

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02042899

SUPPL

Amsterdam, 17 July 2002

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

enclosure

7/30

Tripolis Building 100 Burgerweeshuispad 121 P.O. Box 75173 1070 AD Amsterdam The Netherlands
Tel. +31 (0)20 573 56 00 Fax +31 (0)20 573 56 08 HR. Amsterdam 33292225

Amsterdam, The Netherlands

Vedior

Vedior announces acquisition in Australia

For release at 8.00am on 17 July 2002

Tony Martin, Chairman of Vedior said, *"We continue to add new specialist staffing providers to our portfolio of services which both complement and diversify our operating network. Australia is one of our most important markets and one where the economic trends are positive."*

Through its Australian operating company, Select Australasia Pty Ltd, Vedior has acquired 60% of Tanner Menzies Pty Ltd ('Tanner Menzies' or 'the Company'), one of Australia's leading executive recruitment companies.

Founded in 1988, Tanner Menzies provides executive search and complementary services such as career counselling, outplacement and psychological assessment through offices in Sydney, Melbourne, Brisbane, Adelaide and Perth. These national services are provided through specialised industry groups including healthcare, brands (fast moving consumer goods), technology, manufacturing, materials/logistics, finance, energy, industrial services, education resources and government.

The final purchase price will depend upon the Company's performance for the 12 months up to 31 December 2002. Tanner Menzies' senior management team will remain in place. Vedior has entered into put and call arrangements to acquire the remaining 40% minority shareholding at a price linked to the Company's future performance.

For the 12 months up to 31 December 2001, Tanner Menzies had audited annual sales of approximately AUS$ 20.6 million (€ 12.0 million).

Vedior already provides executive recruitment services in a number of international markets including through its established regional brand, Speakman & Associates, which has a strong base in South Australia. The complementary acquisition of Tanner Menzies now provides Vedior with a national executive recruitment network in Australia.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 28 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

For further information, please contact:

Vedior:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609